Exhibit 4.1
DESCRIPTION OF REGISTERED SECURITIES

We have the authority to issue 40,000,000 shares of Common Stock, $0.001 par value. As of March 5, 2021, there were 12,566,929 shares of our common stock issued and outstanding.

We have reserved 3,100,000 shares of our common stock for issuance under our 2016 Stock Incentive Plan, as subsequently amended (the “Plan”), and as of March 5, 2021, we have outstanding stock options to purchase up to 1,436,640 shares of our common stock, 154,423 restricted stock units and 1,472,418 shares of our common stock available for future stock awards under the Plan.

Common Stock

Voting Rights

The holders of shares of our common stock are entitled to one vote per share for the election of directors and on all other matters submitted to a vote of stockholders. Shares of our common stock do not have cumulative voting rights. The election of our Board of Directors (“Board”) is decided by a plurality of the votes cast at a meeting of our stockholders by the holders of stock entitled to vote in the election.

Dividends

Holders of our common stock are entitled to receive such dividends as may be declared by our Board out of funds legally available therefor.

Liquidation

Upon our dissolution and liquidation, holders of our common stock are entitled to a ratable share of our net assets remaining after payments to our creditors.

Rights and Preferences

              Our stockholders have no preemptive rights to acquire additional shares of our common stock or other securities. The shares of our common stock are not subject to redemption.

Preferred Stock

We have no preferred stock authorized or outstanding.

Anti-Takeover Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our Board or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder" and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of any exchange on which our shares are listed. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Election of Director by Plurality of Shares; Vacancies

 Our Amended and Restated By-laws provide that directors will be elected by a plurality of votes cast by the shares present in person or by proxy at a meeting of the stockholders and entitled to vote thereon, a quorum being present at such meeting. There is no cumulative voting, meaning that Directors may be elected with a vote of holders of less than a majority of the outstanding common stock.

Our Amended and Restated By-laws also provide that vacancies occurring on our Board may be filled by the affirmative votes of a majority of the remaining members of our Board or by the sole remaining director, and not by our stockholders. Such provisions in our corporate organizational documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management or hinder efforts to acquire a controlling interest in us. The inability to make changes to our Board could prevent or discourage an attempt to take control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations; Stockholder Action

Our Amended and Restated By-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our Board. Stockholders at a special meeting may only consider matters set forth in the notice of the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that may be favored by the holders of a majority of our outstanding voting securities.

Super Majority Voting

The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our Amended and Restated By-laws may be amended or repealed by a majority vote of our Board or the affirmative vote of the holders of at least a majority of the votes that all our stockholders would be entitled to cast in any election of Directors.

Registration Rights

We are subject to an agreement with TacticGem, LLC (“TacticGem”), our largest stockholder, which obligates us to file a Form S-3 or other appropriate form of registration statement covering the resale of any of our Common Stock by TacticGem, or its members Gem Pharmaceuticals, LLC, or Tactic Pharma, LLC, upon direction by TacticGem at any time. We are required to use our best efforts to have such registration statement declared effective as soon as practical after it is filed. In the event that such registration statement for resale is not approved by the SEC, and TacticGem submits a written request, we are required to prepare and file a registration statement on Form S-1 registering such Common Stock for resale and to use our best efforts to have such registration statement declared effective as soon as practical thereafter. Additionally, if we propose to register our common stock for sale for cash, we are required to notify TacticGem, Gem and Tactic Pharma of our intention to do so and they have the right to cause shares of stock owned by them to be included in such registration, subject to registration rights of other holders of restricted stock and the ability of the underwriter to limit the number of shares to be included. After registration, pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act other than pursuant to restrictions on affiliates under Rule 144. TacticGem has entered into a lock-up agreement and agreed to not exercise any rights of resale for 180 days after the date of our initial public offering which was December 18, 2019.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “MNPR.”

Transfer Agent and Registrar

               The transfer agent and registrar for our common stock is VStock Transfer, LLC (“VStock”). VStock’s address is 18 Lafayette Place, Woodmere, NY 11598.